POSEIDA THERAPEUTICS, INC.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

July 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller
Mary Beth Breslin
Jenn Do
Kevin Kuhar

Re:	Poseida Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-239321)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Poseida Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on July 9, 2020, or as soon thereafter as possible, or at such other time as the Registrant or its counsel may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Sean Clayton and Charlie S. Kim of Cooley LLP, counsel to the Registrant, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Sean Clayton of Cooley LLP at (858) 550-6034, or in his absence, Charlie S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Poseida Therapeutics, Inc.

/s/ Eric Ostertag
By:	Eric Ostertag, M.D., Ph.D.
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]